

July 13, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of REALTY INCOME CORPORATION, under the Exchange Act of 1934:

- 1.125% Notes due 2027

- 1.750% Notes due 2033

Sincerely,